UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Primus Telecommunications Group, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
741929301
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2011
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	741929301	SCHEDULE 13D/A1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		1,673,606

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,673,606

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,673,606

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%[1]

14	TYPE OF REPORTING PERSON

IN
1 Based on Form 8-K filed by the Issuer on March 4, 2011.

SCHEDULE 13D/A1
This constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D, filed on behalf of Karen Singer (“Ms. Singer” and/or the “Reporting Person”), dated November 16, 2010 (the “Statement”), relating to the common stock (the “Common Stock”) of Primus Telecommunications Group, Incorporated, a Delaware corporation (the “Issuer” or “Primus”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Issuer reported above were purchased by funds generated and held by the Trust or received by the Trust in connection with the Merger (by virtue of shares of Arbinet common stock that were purchased by funds generated and held by the Trust). The aggregate amount of funds used for the purchase of these shares was approximately $27,509,908.002.
Item 4. Purpose of the Transaction.
Item 4 of the Statement is hereby amended and restated in its entirety as follows:
     The shares of the Issuer covered by this Schedule 13D, were acquired by the Trust for investment purposes.
     The purpose of this filing is to report that on February 28, 2011, pursuant to the closing (the “Closing”) under the Agreement and Plan of Merger, dated as of November 10, 2010 (the “Merger Agreement”), by and among the Issuer, PTG Investments, Inc. (“PTG”) and Arbinet Corporation (“Arbinet”), the Trust received 0.5817 shares of Common Stock in exchange for each share of Arbinet common stock held by the Trust. The Trust received an aggregate of 742,311 shares of Common Stock in connection with the Closing.
     The actions described above could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right, to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

[2]	$21,438,448.00 of such amount was used to purchase the shares of Arbinet common stock that were exchanged by the Trust for Common Stock under the Merger Agreement. See Schedule 13D relating to shares of Arbinet common stock that was originally filed by Ms. Singer on March 16, 2007, as amended (most recently by that certain Schedule 13D/A filed on January 21, 2011).

Item 5. Interest in Securities of the Issuer.
Item 5 of the statement is hereby amended and restated in its entirety as follows:
     (a) Ms. Singer, as Trustee to the Singer Children’s Management Trust, is the beneficial owner of 1,673,606 shares of Common Stock, comprising approximately 12.8% of the outstanding shares of Common Stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock of the Issuer reported on this Schedule 13D.
     (c) Over the past sixty days, Ms. Singer has effected the following transactions in shares of Common Stock of the Issuer on the open market: N/A
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the statement is hereby amended and restated in its entirety as follows:
Not applicable.
Item 7. Material to be Filed as Exhibits.
Item 7 of the statement is hereby amended and restated in its entirety as follows:
Not applicable.

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SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: March 9, 2011

/s/ Karen Singer
Karen Singer

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